

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
3333 Pinnacle Hills Parkway I Suite 220
Rogers, AR 72758

> **Re: Ecoark Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 17, 2016**
> **File No. 333-211045**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 000-53361**
> **Amendment No. 2 to Current Report on Form 8-K filed May 10, 2016**
> **File No. 000-53361**

Dear Mr. May:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2016 letter.

<u>Fee Table</u>

1.   We note your response to comment 2 of our letter dated June 6. Since the transaction you are registering is the resale of shares by selling security holders at market prices, the registration fee for all shares, including those outstanding and those underlying warrants, should be calculated based on the last sale reported for your securities on OTCQB within five business days prior to the filing of your registration statement. The fee should not be based on the prices the selling security holders paid for their shares or to exercise warrants. Please see Rule 457(c) and revise accordingly in your next amendment. Note

as well that the registration fee should be paid at the time the registration statement is filed. You are not eligible to defer the payment of your registration fee. See Rule 456 of Regulation C.

Risk Factors Relating to Our Common Stock and Warrants, page 9

We have a substantial number of authorized common and preferred shares . . ., page 9

2.   The number of shares of common stock you disclose as available for issuance as of June 15, 2016 exceeds the amount available for issuance when combined with the number of shares of common stock you disclose as outstanding. Please advise.

Business, page 24

Business Model, page 25

Pioneer Products, page 26

3.   We note your response to our prior comment 17 and we re-issue our comment in part. Please revise your disclosure to provide investors with more detail regarding the nature of the products and services provided by Pioneer Products, how it generates revenue, and Pioneer Products' customers and competitors.

Consolidated Financial Statements, page F-1

4.   Please include the financial statements and pro forma financial information for your acquisition of Sable Polymer Solutions, LLC on May 3, 2016 as required by Item 11(e) of Form S-1. Please refer to Article 8-04 and Article 11 of Regulation S-X for guidance. For the pro forma financial information, please include an adjustment to the pro forma consolidated statements of operations for the estimated impact on depreciation and amortization expense from the fair value adjustments to property and equipment, net and intangible assets, net.

Note 8 – Commitments and Contingencies, page F-22

5.   We note your response to comment 27 in our letter dated June 8, 2016. Please revise your disclosure to clarify, if correct, that a liability has not been accrued because management has determined that it is not probable sales will occur prior to 15 year expiration of the obligation. Please refer to ASC 450-20 for guidance.

Consolidated Balance Sheets, page F-28

6.   As previously requested in comment 25 in our letter dated June 8, 2016, please retroactively reflect the impact of the reverse acquisition on Ecoark, Inc.'s capital structure in accordance with ASC 805-40-45-1 through 45-2.

Note 1: Organization and Summary of Significant Accounting Policies, page F-32
Cash, page F-33

7.   As previously requested in comment 30 in our letter dated June 8, 2016, please expand
      your disclosures to clarify that the demand deposits and money market funds have an
      <u>original</u> maturity of three months or less, if correct. Please refer to ASC 305-10-20 for
      guidance.

Subsequent Events, page F-34

8.   As previously requested in comment 33 in our letter dated June 8, 2016, please disclose
      the specific date through which subsequent events have been evaluated in accordance
      with ASC 855-10-50-1(a).

Revenue Recognition, page F-34

9.   As previously requested in comment 34 in our letter dated June 8, 2016, please expand
      your disclosures to quantify the extent to which revenue has been recognized for each of
      your policies for each period presented to allow investors to better understand the degree
      to which each revenue recognition policy is impacting your operating results. Please also
      address this comment in your interim financial statements.

Segment Information, page F-36

10.   As previously requested in comment 35 in our letter dated June 8, 2016, please expand
      your disclosure to clarify if you have two or more operating segments that are being
      aggregated into one reportable segment based on the guidance in ASC 280-10-50-11, or
      if you only have one operating segment based on the guidance in ASC 280-10-50-1
      through 50-9. If you have multiple operating segments that are being aggregated into one
      reportable segment, please also expand your disclosures to clarify that all of the
      requirements in ASC 280-10-50-11 have been met and to provide the information
      required by ASC 280-10-50-21. If you believe that you only have one operating
      segment, please provide an explanation as to as to why your CODMs have decided to
      manage the performance and resource allocation of your business on a whole.

11.   We note your response to comment 36 in our letter June 8, 2016. Please expand your
      disclosure to provide the information in your response to comply with the disclosures
      required by ASC 280-10-50-40 in light of the multiple products and service offerings
      discussed for each of your subsidiaries.

<u>Ecoark Holdings, Inc. Consolidated Financial Statements for Quarter Ended March 31, 2016</u>

12.   As previously requested in comment 25 in our letter dated June 8, 2016, please include either a separate statement or footnote disclosure for the changes in stockholders' equity (deficit) per ASC 505-10-50-2 ensuring compliance with the guidance in ASC 805-40-45-2.

<u>Note 12: Subsequent Events, page F-60</u>

13.   As previously requested in comment 25 in our letter dated June 8, 2016, please include the disclosures required by ASC 805-10-50-4, ASC 805-20-50-3, and ASC 805-30-50-3, as appropriate, for the acquisition of Sable Polymer Solutions, LLC.

<u>Pro Forma Unaudited Consolidated Financial Statements, page F-62</u>

14.   Please update your pro forma presentation to include a balance sheet as of March 31, 2016 and the statement of operations for the three-months ended March 31, 2016, and to remove the statement of operations for the year ended December 31, 2014. Please refer to Article 11-02(c) of Regulation S-X for guidance.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 9A. Controls and Procedures, page 22</u>

15.   We note your response to comment 39 in our letter dated June 8, 2016. Please tell us when you intend to amend your fiscal year 2015 Form 10-K in response to the comment. Please also note that in addition to disclosing the framework used by management to evaluate the effectiveness of your internal control over financial reporting, disclosure must also be provided for management's conclusion as to whether internal control over financial reporting is or is not effective, including disclosure of any material weaknesses identified. Please refer to Items 308(a)(2) and 308(a)(3) of Regulation S-K for guidance.

<u>Amendment No. 2 to Current Report on Form 8-K Filed May 10, 2016</u>

16.   We note your response to comment 40 in our letter dated June 8, 2016. Please tell us when you intend to amend the Form 8-K to provide the appropriate consent for the report of independent registered public accounting firm for EcoArk, Inc.'s consolidated financial statements that are included as an exhibit.

You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Peter DiChiara, Esq.
       Carmel, Milazzo & DiChiara LLP